BRENDAN N. O'SCANNLAIN
September 7, 2006	Direct (503) 294-9886
bnoscannlain@stoel.com

VIA EDGAR AND OVERNIGHT DELIVERY

Peggy Fisher
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                     Bioject Medical Technologies Inc.
Registration Statement on Form S-3 filed June 29, 2006
File No. 333-135432

Dear Ms. Fisher:

This letter is the response of Bioject Medical Technologies Inc. (the “Company”) to the Securities and Exchange Commission’s (the “Commission”) comment letter dated July 24, 2006 to the above-referenced filing. The Commission’s comment appears in italics and the Company’s response appears in plain text beneath the comment. The Company has filed Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-3 via EDGAR and has sent three marked courtesy copies of the Amendment to Jay Mumford of your office.

Selling Shareholders, page 10

1.                 We note the disclosure in the first paragraph on page 10. Since PFG has the option of receiving interest in cash or stock, it is premature to register for resale shares for this purpose since PFG may select the cash option. In the event that PFG actually chooses to receive stock instead of cash, you may register shares for resale after you issue them. Also, since the PFG loan is currently outstanding, you may register shares that you would issue upon conversion of the loan. Since the common stock purchase warrant is not outstanding, however, you may not register the shares upon conversion of that warrant in the event you prepay the PFG loan. Please revise.

We have made the requested revisions such that the Registration Statement on Form S-3 no longer covers shares potentially issuable to PFG as interest or shares potentially issuable upon conversion of the common stock purchase warrant that is not currently outstanding. Please see pages 1, 2, 8, 10 and 12 of the Amendment.

David Ritenour
June 23, 2004

*****

We understand you may have additional comments based on our response. Please address any questions or comments you may have about this letter and the Amendment to me at (503) 294-9891.

Very truly yours,
/s/ JASON DALTON
Jason Dalton

Enclosures:

cc:           Christine M. Farrell

Todd A. Bauman

Steven H. Hull